

PHENOMIX SCIENCES

2019 Report

Dear investors,

We've had some great momentum, a number of exciting "wins" for the team, and continued successes across many aspects of the business. While we have faced some delays in the product development timelines due to both technical challenges and timing of capital, we are bullish for 2020 on both fronts thanks to continued support from our scientific collaborators at Mayo Clinic as well as a signed term sheet for additional capital that will accelerate our efforts. We thank all of our investors for your ongoing support of our mission and the impact we can bring to millions of individuals struggling with obesity.

We need your help!

We are actively raising additional capital from venture groups and family offices. Warm introductions go a long way if you have connections that are interested in investing in the precision medicine, wellness, or weight-loss space.

We have been thrilled for a lot of great social media and press coverage in the last 6 months. You can help us continue to build our digital footprint by following our pages and sharing content and updates with your network:

https://www.linkedin.com/company/phenomix-sciences/

https://twitter.com/phenomixscienc1

https://www.facebook.com/phenomixsciences/

Sincerely,

Andres Acosta
Founder and CEO

Michael Camilleri
MD

Our Mission

All too often, patients with chronic diseases are not getting the most effective treatment because of a one-size-fits-all approach. We plan to break that paradigm beginning first with obesity and employing our novel approach to tackle diabetes, hypertension, hyperlipidemia, cardiovascular disease, and many other chronic diseases. cardiovascular disease, and many other chronic diseases.

See our full profile

How did we do this year?

Report Card

B-

The Good

We have an operational lab, obtained our CLIA registration, hired key lab staff that have developed our testing method

We have engaged and committed key obesity clinics around the US for our pragmatic clinical trial and early access program

We have received numerous awards and recognition in national press, securing >$500K in startup competitions

The Bad

It took longer than expected to close additional capital after the conclusion of our Wefunder campaign

It has taken longer than expected to finalize the algorithm bioinformatics for the test, which has delayed validation and trials

Availability of capital has slowed down our plans for adding key resources needed to deploy our trial and launch

2019 At a Glance

January 1 to December 31

$0
Revenue

-$809,387
Net Loss

$31,298 +326%
Short Term Debt

$1,188,663
Raised in 2017

$460,330
Cash on Hand

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Only 30% of patients respond well to a given obesity treatment, but typical treatment is ad hoc, wasting precious time and money. As Mayo Clinic obesity doctors, we've demonstrated that identifying a patient's specific type (aka phenotype) of obesity and personalizing their treatment produces twice the amount of weight loss. With exclusive tech from Mayo Clinic, we are commercializing our first product in the form of a simple blood test to bring forward precision medicine to weight-loss therapy.

All too often, patients with chronic diseases are not getting the most effective treatment because of a one-size-fits-all approach. We plan to break that paradigm beginning with the obesity epidemic.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Phenomix Sciences LLC was incorporated in the State of Minnesota in August 2017.

Since then, we have:

· Secured an exclusive license to IP (patent pending) and know-how from Mayo Clinic relating to obesity phenotyping.

· Hired key personnel for management, laboratory operations, and market development.

· Established a CLIA-registered laboratory facility in St. Paul, MN furnished with necessary equipment and instrumentation for genomic and metabolomic testing

· Completed initial method development for metabolomic biomarker testing workflows

· Obtained LOI's from health care providers interested in applying our test within their clinical practices for obesity management

· Designed a pragmatic trial to further expand our evidence surrounding utility of Phenotyping for obesity management

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $479,060.58, including $460,330.12 in cash. As of December 31, 2018, the Company had $16,544.88 in total assets, including $16,654.88 in cash.
- *Net Loss.* The Company has had net losses of $809,387.36 and net losses of $123,810.62 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,406,638.06 for the fiscal year ended December 31, 2019 and $134,845.00 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,375,340.20 in convertibles and $45,000 in non dilutive awards/grants. An additional grant of $35,000 has been awarded, but not disbursed.

Our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing to perform operations over the lifetime of the Company. We plan to raise additional capital within 3 months from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Phenomix Sciences LLC cash in hand is $260,981.52, as of February 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $112,861/month, for an average burn rate of $112,861 per month. This amount is reflective of several non-recurring expenses in the preceding 3 months.

We do not expect any revenue until the product is ready for commercial sale (Q1 2021). Our expenses will scale throughout 2020 as we make key hires, incur additional product development expenses, and prepare for our commercial market launch.

Our intent is to be profitable in 30 months.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -169%** **Earnings per Share: -$17.31** **Revenue per Employee: $0**

Cash to Assets: 96% **Revenue to Receivables: ~** **Debt Ratio: 294%**

Statement_of_Cash_Flows.pdf

Profit___Loss.pdf

Balance_Sheet.pdf

Phenomix_Financial_Statements-_Reviewed.pdf

We ♥ Our 119 Investors

Thank You For Believing In Us

Sean McCauley
Leonard Helbig
Howard Stark
Rick Prasad
Jinmei Zhang
Stanislav Rozenblat
David Ryan
Enrique Teran
Pap Sanneh
Midhat Qidwai
Suninder Singh Chauhan
Jose Maria Agustin Acost...
Gary Bayliff
Brian F. Chrest
John Young
Thomas Johnson
Phil Turturici
Agustin Acosta
Yoav Getzler
Maureen Serri
Jaime Jose Acosta Espin...
Dennis Smith
Jeffrey Baker
Chaitanya Narayan
John Ciccio
Carol Davids
Mohamed Almheiri
Robert Thomas
Peter Obesso
The Golden Family Trust ...
Donald Ochs
Donald L MORTON
Timothy Setter
Garry CHAN
Jorge Paz
Sean McCauley
Keith Guerin
Scott Hallbeck
Mari Mitrani
Soledad Lee
Paul A. Kalcic
Cheryl GARALDE
Richard Vollertsen
Jane Stuart
Anthony Tarvestad
Soledad Andrade
William Golden
Tara Geria
Roy Seaberg
Stefan Eich
Firas Abdeljawad
Russell Downie
Junaid Mian
Car Re
Eric F. Boice
Dan Wolf
Brian Hooper
Gabriel Acosta
Bradley Mark Short
Rick Schiebinger
Jonathan Block
Matthew Chapman
Jesse Chandler
Michael Golden
James J LeKachman
Brenda Chae
Howard M Hadley
Nalini Sridharan
Lowell Amiotte
Carita Huckaby
Nicolas Suarez
William Pena
Jordan Gutzman
David A Burnie
Jeremy Chacich
Nick Perreault
Patrick Braun
Robert Romero
Lakshminarayana Nindra...
Scott Ryals
Kalman Kaplan
Stephen Yoskowitz
Sarah Balliet
Swarna Balasubramaniam
Elias D. Marenco
Sarba Kundu
Howard Tracey
Crystal Blasius
Frank B Jones
Arsenio Jr Blen
Matthew Milner
Derek Borkowski
Kipling Thacker
Andreas Skevas
Sanjay Jain
Steven S. Muchnick, PhD
Carmine Barone
Michael Callahan
David Matthias
Jeremiah Cantlon
Luis Eguiguren
Jonny Price
Michael B. Davis
Robert Huebert
Luis Eguiguren
Loren Roseth
Morris Gelman
William Seyler
Andres Burbano De Lara
Faisal Almutlaq
James Carriveau
Melvin Kestner
Firas Elmufdi
Craig Cooper
Lori Madden
Bruno Rocha
Cadman Leggett
Richard Carey
Chris Maddox

Thank You!

From the Phenomix Sciences Team



Andres Acosta
Founder and CEO



Michael Camilleri
MD



Ross Higgins
COO

Operations management, scientist, and business professional with 10+ years experience in clinical laboratory and biotech startups



Erich Heneke
CFO

Supply chain management, financial accounting and controls, healthcare, financial reporting



Sean McCauley
Board Member

Specialties: Pricing Retail Analytics Data Visualization Consulting



Donna Ryan, MD
Phenomix Medical Advisory Board

Professor Emerita at Pennington Biomedical and President Elect of the World Obesity Federation

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Paul Owen	Executive @ Advisor	2019
Michael Camilleri	Physician Researcher @ Mayo Clinic	2018
Sean McCauley	Senior Advisor @ TPG Capital	2018
Andres Acosta	President @ Phenomix Sciences LLC	2017

Officers

OFFICER	TITLE	JOINED
Andres Acosta	President CEO	2017
Ross Higgins	COO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Andres Acosta	800,000 common units	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2018	$12,500		Regulation D, Rule 506(b)
03/2019	$15,000		Regulation D, Rule 506(b)
05/2019	$30,000		Regulation D, Rule 506(b)
10/2019	$200,000		Regulation D, Rule 506(b)
09/2018	$25,000		Regulation D, Rule 506(b)
09/2019	$25,000		Regulation D, Rule 506(b)
11/2019	$500,000		Regulation D, Rule 506(b)
10/2018	$65,000		Regulation D, Rule 506(b)
10/2018	$25,000		Regulation D, Rule 506(b)
12/2019	$40,116		Regulation D, Rule 506(b)
10/2018	$60,000		Regulation D, Rule 506(b)
07/2019	$5,000		Regulation D, Rule 506(b)
01/2019	$5,000		Regulation D, Rule 506(b)
03/2019	$30,000		Regulation D, Rule 506(b)
07/2019	$50,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/17/2018	$12,500				
09/18/2018	$25,000				
10/11/2018	$65,000				
10/12/2018	$25,000				
10/14/2018	$60,000				
01/25/2019	$5,000				
03/02/2019	$15,000				
03/18/2019	$30,000				
05/13/2019	$30,000				
07/01/2019	$50,000				
07/16/2019	$5,000				
09/09/2019	$25,000				
10/07/2019	$200,000				
11/26/2019	$500,000				
12/24/2019	$40,116				

Outstanding Debts

None.

Related Party Transactions

Name	Jorge Paz
Amount Invested	$35,000
Transaction type	Convertible Note
Issued	10/19/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder's brother's father in law

Name	Pablo Acosta
Amount Invested	$30,000
Transaction type	Convertible Note
Issued	10/14/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Cousin

Name	Andres Acosta
Amount Invested	$5,000
Transaction type	Convertible Note
Issued	01/25/2019
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/09/2019
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$9,600,000
Relationship	Board Member

Name	Andres Acosta
Amount Invested	$12,500
Transaction type	Convertible Note
Issued	05/17/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$15,000
Transaction type	Convertible Note
Issued	03/02/2019
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Board Member

Name	Agustin Acosta
Amount Invested	$30,000
Transaction type	Convertible Note
Issued	10/19/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder's brother

Name	Francisco Acosta
Amount Invested	$30,000
Transaction type	Convertible Note
Issued	10/14/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Cousin

Name	Andres Acosta
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/18/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	10/19/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Board Member

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Options	46,750	46,750	Yes
Common Units	1,260,000	1,010,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	46,750

Risks

The financial statements of the company have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company is in a pre-revenue stage and incurring expenses without generating income. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise an additional $2.5 million within the first two quarters of 2020 for working capital needs. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company has not yet authorized the preferred units into which the convertible note may convert.

The company is an early stage company that is pre-revenue. The company cannot guarantee when and if it will produce revenues in the future.

Andres Acosta is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team and part time founders. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

FDA or other governmental actions could introduce new and unforeseen regulatory burdens or limitations relating to how we develop, sell, or market the test. There can be no assurance that new regulations will not interfere with our proposed business model.

Our management team is small, consists of some part time personnel and therefore the loss of services by any member of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although provisional patents have been filed, there is no assurance that patents will be issued or that claims will not be challenged in the future. Loss of IP may dilute our early-to-market position in the obesity space and/or may expose us to new competition, or challenges to our business.

Laboratory tests are technically complex, requiring very sophisticated equipment, software, and highly trained personnel to validate, operate, maintain, and perform them. Despite our best efforts of mitigation, human or technical errors and unforeseen challenges could occur. Such occurrences could bring rise to launch/testing delays, unexpected costs, legal or regulatory actions, and/or adverse effects to our business and reputation.

While we intend to pursue support for third party reimbursement of testing services in the future to open up revenue opportunities for patients not willing to pay out of pocket for testing, there is also no assurance of a positive coverage determination from payers or that the reimbursement rates set for our test by payers will be favorable relative to the cash payment rates.

Obesity, genomics, and the metabolomics, are each dynamic and evolving fields of study with new clinical or scientific data emerging on a constant basis. There is no assurance that our initial clinical validations adequately controlled for all variables, or that new evidence will not emerge in the future that could change or refute the interpretation, accuracy, or relevancy of our test.

Our initial payment model requires patients to pay out of pocket for the testing services rather than billing to their insurance company. While out-of-pocket healthcare expenditures are increasingly common, especially for obesity and wellness-related products/services, there is no assurance that patients will be willing to pay out of pocket for the testing at a rate that meets our expectations.

Our initial business model requires that healthcare providers order the test on behalf of their patients. While we have developed a strategy to market and reach the likely ordering providers, there is no assurance that these providers will adopt the test and utilize it at a rate that meets our expectations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor©;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of units of Preferred Units calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $9,600,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Phenomix Sciences LLC

- Minnesota Limited Liability Company
- Organized August 2017
- 2 employees

1000 Westgate Drive
Suite 1002
St Paul MN 55114

http://www.phenomixsciences.com

Business Description

Refer to the Phenomix Sciences profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Phenomix Sciences is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/phenomix/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*